[LETTERHEAD OF CADAWALADER, WICKERSHAM & TAFT LLP]


February 28, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 35-61
Washington, D.C.  20549-4631

Attention: Sara W. Dunton, Senior Attorney
Hanna Teshome, Esq.


Re: Deutsche Mortgage & Asset Receiving Corporation (the "Depositor")
      Registration Statement on Form S-3
            Filed December 16, 2005
            and amended February 17, 2006 and February 28, 2006
            File No. 333-130390


Ladies and Gentlemen:

This letter is being sent to you on behalf of the Depositor in response to your comment letter dated February 22, 2006. Each heading and numbered response below corresponds to the same heading and numbered comment in your letter.

Base Prospectus
---------------

Repurchase and Substitution of Mortgage Assets
----------------------------------------------

1. We have deleted the paragraph cited in the comment letter under this heading, in each place where it appears in the prospectus.

One or More Trust Assets May Also Back Additional Certificates
--------------------------------------------------------------

2. We have deleted the paragraph cited in the comment letter under this heading, in each place where it appears in the prospectus.

Cash Flow Agreements
--------------------

3. Per the staff's request, we have deleted the phrase "or alter the payment characteristics of the cash flows from the trust fund" wherever it appears in the prospectus.

Credit Derivatives
------------------

4.    We have deleted all references to credit derivatives in the prospectus.



Very truly yours,

/s/ Anna H. Glick

Anna H. Glick